UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2014

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐              No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Rio de Janeiro, October 13, 2014.

BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange

Corporate Oversight Superintendence

Rua XV de Novembro, 275

São Paulo, SP

01010-010

Att:	Nelson Barroso Ortega

Brazilian Securities and Exchange Commission

Rua Sete de Setembro, 111, 5º andar, Centro

Rio de Janeiro, RJ

20050-901

Att:	Fernando Soares Vieira

Corporate Relations Superintendence

Waldir de Jesus Nobre

Market and Intermediary Relations Superintendence

Re: Ofício SAE/GAE 3108-14

Dear Sirs,

Oi S.A. (“Oi” or Company”), hereby presents the following considerations and clarifications in response to Official Letter Ofício SAE/GAE 3145-14 from BM&FBovespa S.A. – Securities, Commodities and Futures Exchange (“BM&FBovespa”), in which the BM&FBovespa requested “by October 13, 2014, clarifications, as well as other information considered important, regarding the article published by the Estado – Broadcast agency on October 10, 2014, entitled “Executivo-chefe da Altice se reúne com governo português e acionistas da Oi, diz jornal” (“CEO of Altice meets with Portuguese government and Oi shareholders, claims newspaper” which, among other information, states that:

•	the subject of the meeting was an offer to buy Portugal Telecom;

•	Altice had already discussed amounts with Portuguese and Brazilian shareholders, but this still depended on a decision by Oi’s management.”

The Company has no means of knowing if there really was a meeting between Altice and the Portuguese government or “Oi shareholders” as claimed by the article’s title.

Following the media publication of these meetings, however, the Company was informed that Banco BTG Pactual S.A., the financial advisor hired to develop viable funding and structural alternatives to enable the Company’s participation as a protagonist in the consolidation of the Brazilian telecommunications sector, had been contacted by several interested parties (including Altice) to obtain selected information on the business of PT Portugal SGPS SA, especially in regard to its operations in Portugal, so that they could draw up proposals aimed at acquiring these operations or part of its non-strategic assets.

The Company would like to make it clear, that, up to the present date, it has not received any proposal for the sale, with an indication of amounts or not, of its operations in Portugal and that there has been no decision to sell these operations, or its assets in Portugal.

Sincerely,

Oi S.A.

Bayard De Paoli Gontijo

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2014

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
Name:	Bayard De Paoli Gontijo
Title:	Chief Financial Officer